MEMORIAL PRODUCTION PARTNERS LP

1301 MCKINNEY, SUITE 2100

HOUSTON, TEXAS 77010

March 10, 2014

VIA EDGAR

H. Roger Schwall

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Memorial Production Partners LP and Memorial Production Finance Corporation

Registration Statement on Form S-4

File No. 333-192515

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Memorial Production Partners LP (the “Partnership”), Memorial Production Finance Corporation (together with the Partnership, the “Issuers”) and the subsidiaries identified as Subsidiary Guarantor Registrants on the facing page of the above referenced Registration Statement on Form S-4 (the “Registration Statement”), File No. 333-192515 (such subsidiaries together with the Issuers, the “Registrants”) hereby request acceleration of the effective date of the above referenced Registration Statement to March 12, 2014 at 2:00 p.m., Eastern time, or as soon as practicable thereafter.

The Registrants hereby acknowledge that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall

March 10, 2014

Signature Page

If you have any questions, please call the undersigned at (713) 588-8370.

Very truly yours,

Memorial Production Partners LP

By:	Memorial Production Partners GP LLC,
its general partner

By:	/s/ Kyle N. Roane
Kyle N. Roane
Vice President & General Counsel

Memorial Production Finance Corporation

By:	/s/ Kyle N. Roane
Kyle N. Roane
General Counsel

cc:	John Goodgame, Akin Gump Strauss Hauer & Feld LLP